Filed by Equity One, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933

                                        and deemed filed pursuant to Rule 14a-12

                                          of the Securities Exchange Act of 1934


                                           Subject Company: IRT Property Company
                                                   Commission File No. 132-00000

                     NEWS RELEASE


FOR IMMEDIATE RELEASE:
December 4, 2002

          Equity One, Inc. to Contest Jury's Findings in Texas Lawsuit
          _____________________________________________________________


     North Miami Beach, FL - December 4, 2002 - Equity One, Inc. (NYSE: EQY), an owner, developer and operator of primarily supermarket-anchored shopping centers located predominantly in high growth markets of Florida and Texas, today announced that it plans to vigorously contest a Fort Bend County, Texas jury's findings, including that Equity One's subsidiary, UIRT, Ltd., tortiously interfered with a lease between a UIRT tenant and that tenant's prior landlord. Equity One believes that the findings were not supported by the facts or the law.

     The judge presiding over the case has not yet entered a judgment on the jury's verdict, and Equity One expects to file appropriate prejudgment motions seeking rectification of the jury's decision.

     The jury verdict, which was rendered in the lawsuit filed in the 268th District Court of Fort Bend County, Texas by Settler's Way & Highway Six, Inc. against United Investors Realty Trust (together with its successors, "UIRT"), and Donna Egan, an employee of the third-party management company that managed UIRT's properties prior to its acquisition by Equity One, found that the defendants had tortiously interfered with a purported leasehold relationship between the plaintiff and a former tenant that moved its offices to a UIRT property. The jury awarded the plaintiff compensatory damages in the amount of approximately $896,000, including an amount for lost rent of approximately $145,000, and exemplary damages against each defendant of $7.5 million. In connection with the litigation, Equity One agreed to indemnify Ms. Egan for her liability in the case, if any.

     "We were obviously very surprised and disappointed by the jury's verdict and based on advice of our counsel, we believe that it is not supported by either the law or the facts. Notwithstanding this view, our counsel indicates that, at a minimum, the exemplary damages awarded by the jury are far in excess of the maximum permitted by Texas law. We and our counsel also believe that numerous other aspects of the verdict are in error, including a key finding by the jury that there was a continuing long-term lease between the plaintiff and its former tenant, and we plan to challenge this and other aspects of the verdict," said Chaim Katzman, Chairman and CEO of Equity One. "While there can be no guarantees, based upon counsel's assessment, we believe that this case will ultimately not have a material adverse effect on Equity One's results of operations and financial condition."

About Equity One
________________

     Equity One Inc. is a North Miami Beach, Fla.-based real estate investment trust that acquires, renovates, develops and manages neighborhood shopping centers anchored by national and regional supermarket chains and other necessity-oriented retailers such as drug stores or discount retail stores. Equity One's 8.6 million-square-foot portfolio consists of 87 properties primarily located in metropolitan areas of Florida and Texas, encompassing 55 supermarket-anchored shopping centers, eight drug store-anchored shopping centers, 18 other retail-anchored shopping centers, three commercial properties and three retail developments, as well as non-controlling interests in four unconsolidated joint ventures. For additional information, please visit the company's Web site at www.equityone.net.

     Equity One will be filing a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the Securities and Exchange Commission (the "SEC") concerning the proposed merger between Equity One and IRT Property Company ("IRT"). You are urged to read the registration statement containing the joint proxy statement/prospectus and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about Equity One, IRT and the merger. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, http://www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Equity One by directing a request to Equity One, 1696 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179, Attention: Investor Relations, telephone: 305/947-1664 and from IRT by directing a request to IRT Property Company, 200 Galleria Parkway, Suite 1400, Atlanta, Georgia 30339, Attention: Investor Relations, telephone:
770/955-4406.

     Equity One and IRT, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Equity One and IRT in connection with the merger. Information about the directors and executive officers of Equity One and their ownership of Equity One shares is set forth in the proxy statement for Equity One's 2002 annual meeting of stockholders. Information about the directors and executive officers of IRT and their ownership of IRT stock is set forth in the proxy statement for IRT's 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Forward Looking Statements
---------------------------

Certain matters discussed in this press release constitute forward-looking statements within the meaning of the federal securities laws. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that these expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include the risk that the trial judge will rule unfavorably upon our prejudgment motions or that appeals of the ultimate judgment could be determined unfavorably to Equity One. For other risks that could affect Equity One's results of operations or financial condition, investors should review those described in our filings with the SEC.